SPO GLOBAL, INC.

April 10, 2017

VIA EDGAR

United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549 Attn: Gabriel Eckstein	VIA: EDGAR

Re:	SPO Global, Inc. Amendment No. 1 to Offering Statement on Form 1-A Filed January 24, 2017 File No. 024-10663

Ladies and Gentlemen:

SPO Global, Inc. (the “Company”), is filing with the Securities and Exchange Commission (the “Commission”), Amendment No. 2 to the Form 1-A (“Amendment No. 2”) relating to the exempt offering pending qualification under Regulation A.

This letter also sets forth the Company's responses to comments from the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff's letter dated February 17, 2017 regarding your review of our initial Form 1-A submission on January 24, 2017.

For your convenience, the Staff's comments have been repeated below in their entirety, with the Company's response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. When indicated, the responses described below are included in Amendment No. 2. Capitalized terms used but not defined in this letter are intended to have the meanings ascribed to such terms in the original filing.

General

1.	According to your Form 10-K for the fiscal year ended December 31, 2014 your common stock was registered under Exchange Act Section 12(g). On August 14, 2015 you filed a Form 15 to suspend your obligations only under Exchange Act Section 15(d) because you had fewer than 300 shareholders of record. Please tell us how you meet the issuer requirements under Rule 251(b)(2) of Regulation A. In this regard, it appears that you may have continuing reporting obligations because your common stock continues to be registered under Section 12(g).

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Please be advised that the August 14, 2015 filing of Form 15 was never intended to be a suspension of our obligations under Exchange Act Section 15(d) only. This was a clerical error. The intention and the expectation was that the Company terminated its reporting obligations under Section 12(g) pursuant to Section 12g-4(a)(1), which contains similar language to Rule 12h-3(b), generally.

Section 15(d)(1) states that “. . . The duty to file under this subsection shall be automatically suspended if and so long as any issue of securities of such issuer is registered pursuant to section 12 of this title. . .” As stated in your comment, our Form 10-K for the fiscal year ended December 31, 2014 disclosed that our common stock was, at the time, registered under the Exchange Act Section 12(g) and, therefore, at the time of the filing of the Form 15 on August 14, 2015, our obligations under Exchange Act Section 15(d) were already suspended as a matter of law and a filing stating the same would have been redundant. Clearly, the intent of the filing was to terminate reporting obligations under Section 12(g).

Rule 12g-(4)(a) states that “Termination of registration of a class of securities under section 12(g) of the Act shall take effect 90 days . . . after the issuer certifies to the Commission on Form 15 that the class of securities is held of record by . . . (1) Fewer than 300 persons.” Thus, the reporting obligations of the Company were terminated as of November 12, 2014. As a result, we believe we clearly meet the issuer requirements und Rule 251(b)(2) as we are not subject to Exchange Act Section 13 or 15(d).

2.	With regard to your interim financial statements, please include a statement, if true, that in the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included. Refer to paragraph (b)(5) in Part F/S of Form 1-A.

We note your comment, however, we have updated the financials for fiscal year ending December 31, 2016 and therefore we have no interim financial statements and paragraph (b)(5) of Part F/S of Form 1-A is not applicable.

Cover Page

3.	Please tell us the basis on which you omitted a bona fide estimate of the range of the maximum offering price and the maximum number of shares to be offered. Refer to Rule 253(b) of Regulation A. Further, disclose the “minimum offering amount” that you reference on the cover page of your filing.

We have added a bona fide range pursuant to Rule 253(b) of Regulation A. As we have no minimum offering amount, we have removed this paragraph entirely.

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Summary

The Offering, page 5

4.

We note that the number of outstanding shares is inconsistent throughout your offering circular. For example, in Item 1 of Part I of your Form 1-A, you state that you have 685,938,309 shares of common stock outstanding. On page 5 of your offering circular, you state that there are 400,540,694 shares outstanding. Please reconcile throughout, including the number of shares in the principal stockholders table on page 32.

We have updated these numbers throughout the document to be consistent with the current shareholder list or with the shareholder list at the date referenced therein.

5.

We note your statement below the table in this section that while this offering is selfunderwritten, Blackbridge Capital, LLC agreed to purchase up to $500,000 shares in this offering. Please tell us why you believe that Blackbridge is not acting as an underwriter. Also tell us whether Blackbridge is obligated to buy any shares in this offering in light of Section 1.g. of the Securities Purchase Agreement in Exhibit 1.1, which required you to file a Form 1-A within three months of execution of the Agreement.

We view the our relationship with Blackbridge as merely an indication of interest as nothing in the agreement with Blackbridge requires Blackbridge to purchase any shares, nor does it, in any way, obligated the Company to accept any moneys delivered by Blackbridge. Moreover, there are no rights of exclusivity for Blackbridge in regards to the offering. In fact, we would argue that the agreement itself is hardly material as there are no rights or obligations that are enforceable by either party, but we felt it better to disclose. Blackbridge approached us, expressing interest in funding the Company, generally.

Section 2 of the Securities Act of 1933, as amended, defines an underwriter as “. . . any person who has purchased from an issuer with a view to, or offers or sells, for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates in the direct or indirect underwriting of any such undertaking; ….” Currently, no shares have been purchased by Blackbridge. Furthermore, the intent of any purchase of shares pursuant to a qualified Regulation A offering is in no way on behalf of Company or any underwriter of the Company. As Blackbridge is not bound to purchase shares from a qualified Regulation A and the Company is not obligated to accept any moneys pursuant to a subscription agreement from Blackbridge, which is consistent with the requirements of Rule 251(d)(1)(i) and Rule 255 of Regulation A, as well. The Company may only accept actual payment for shares issued pursuant to a qualified Regulation A offering and must have the right to deny any moneys derived from an indication of interest. Nothing in the agreement sets forth any such obligations.

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Part III Exhibits

Exhibit 2.4

6.	We note that the bylaws you filed in Exhibit 2.4 are those of SPO Medical Inc. Please file the bylaws for SPO Global, Inc.

Please be advised that these are the last Bylaws on record for the Company. There were filed on Form 8-K filed on April 27, 2005. The Company has not amended the Bylaws since this time.

The Company hereby acknowledges:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SPO Global, Inc.

By:	/s/ Owen Dukes
Owen Dukes
Chief Executive Officer

cc: William Eilers, Esq., Counsel

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